                        THE MAINSTAY VP SERIES FUND, INC.
                                51 MADISON AVENUE
                               NEW YORK, NY 10010



January 14, 2008


VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mail Stop 4644
Washington, DC 20549-0504


      Re:   MainStay VP Series Fund, Inc. (the "Registrant")
            (FILE NO. 811-03833-01)


Dear Mr. Cowan:

On behalf of the MainStay VP Value Portfolio ("Portfolio"), a series of MainStay VP Series Fund, Inc. ("Fund"), a registered open-end management investment company, transmitted herewith for filing via EDGAR is a definitive proxy statement for the Special Meeting of Shareholders of the Portfolio ("Special Meeting") to be held on March 17, 2008. The mailing of definitive copies of the proxy statement, form of proxy, and other soliciting materials is expected to begin on or about February 1, 2008.

The purpose of the Special Meeting is to ask shareholders of the MainStay VP Value Portfolio to provide instructions to the following proposal:

      1. To approve a revised and restated Management Agreement between NYLIM and the Fund that, for 13 MSVP Portfolios, will consolidate the advisory services and administrative services into one Agreement, will introduce breakpoints and, for certain Portfolios, will impose an increase in overall fees, as described in the Proxy Statement.

No fee is required in connection with this filing.

This letter also responds to comments received by electronic mail from the staff ("Staff") of the U.S. Securities and Exchange Commission ("SEC") on January 11, 2008, with respect to the Fund's proxy statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and initially filed on January 4, 2008. The Staff's comments, and our responses thereto, are provided below.



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Mr. Mark Cowan
January 14, 2008
Page 2



PROSPECTUS

Comment 1.     The Staff requested that the Proxy state the result that would occur if shareholders do not approve the revised and restated
               Management Agreement between NYLIM and the Fund.

Response:      The disclosure has been modified to state: "the Portfolios existing contractual arrangements with NYLIM will remain in effect and NYLIM and the Board would evaluate re-soliciting shareholders or other available options relating to the Portfolios."


Comment 2.     THE STAFF NOTED THAT THE CHART ON PAGE 4 COMPARING THE CURRENT
               AND PROPOSED AGGREGATE ADVISORY FEE IS FOR THE FISCAL YEAR ENDED
               DECEMBER 31, 2006 AND REQUESTED THAT IT BE REVISED TO INCLUDE
               UPDATED NUMBERS IF THEY ARE AVAILABLE.

Response:      Due to the timing of the transaction, updated numbers for the fiscal year ended December 31, 2007 will not be available at the time the proxy statement becomes effective.


Comment 3.     IN THE DISCUSSION FOLLOWING THE CHART ON PAGE 4, THE STAFF
               REQUESTED THAT WE HIGHLIGHT THE FACT THAT THE NEW MANAGEMENT
               AGREEMENT WOULD RESULT IN A HIGHER AGGREGATE FEE FOR PORTFOLIOS
               6-13, AND CONSIDER REFERENCING THE DISCUSSION BEGINNING ON PAGE
               15 REGARDING THE REASONS FOR THE PROPOSED FEE INCREASE.

Response:      The discussion has been modified consistent with the Staff's comment.


Comment 4.     The Staff requested that for the portfolios with contractual waivers, we state the duration of the waivers, and that if the waiver is renewable annually by the board of directors, the waiver may only be reflected the first year of the expense example.

Response:      The disclosures have been made consistent with the Staff's comment.


Comment 5.     WITH RESPECT TO THE BOARD CONSIDERATION OF THE INVESTMENT
               PERFORMANCE OF THE PORTFOLIOS (PP 18-19), THE STAFF REQUESTED
               THAT IT INCLUDE THE FINDINGS OF THE REPORTS CONCERNING HOW THE
               PORTFOLIO'S PERFORMANCE COMPARED TO SIMILAR COMPETITOR FUNDS SO
               THAT SHAREHOLDERS CAN DETERMINE HOW THE BOARD CONCLUDED THAT THE
               PORTFOLIO'S INVESTMENT PERFORMANCE OVER TIME HAS BEEN
               SATISFACTORY.

Response:      We believe the disclosure as drafted complies with Schedule 14A and appropriately reflects the factors considered and conclusions reached by

Mr. Mark Cowan
January 14, 2008
Page 3



               the Board in approving the New Management Agreement. Accordingly, we have not modified the disclosure.

               In addition, we note that the Board considers a wide range of information relating to each Portfolio's investment performance at the Board's regular meetings throughout the year. The Board's conclusions about the adequacy of a Portfolio's investment performance are based not only on how the Portfolio's investment performance compares to similar funds, but also on a variety of other factors identified in the proxy statement, including: (i) the Portfolio's investment performance results in light of the Portfolio's investment objective, strategies and risks, as disclosed in the Portfolio's prospectus; (ii) the Portfolio's investment performance as compared to relevant performance benchmarks; and (iii) in-depth investment performance information presented to the Board each quarter by NYLIM's Investment Consulting Group.


Comment 6.     THE STAFF REQUESTED THAT WE PROVIDE THE STANDARD TANDY
               REPRESENTATIONS IN OUR RESPONSE.

Response:      The requested representation is provided below.


                              *    *    *    *    *


In addition to the above, the Registrant hereby acknowledges that:

      - the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;

      - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and

      - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

         Please do not hesitate to contact me at 973.394.4436 if you have any questions regarding any of the foregoing.

                                       Sincerely,


                                       /s/ Barry E. Simmons
                                       -----------------------------------------
                                       Assistant Secretary
                                       MainStay VP Series Fund, Inc.


cc:      Jeffrey A. Engelsman, Esq.
         Marguerite E. H. Morrison, Esq.
         Sander M. Bieber, Esq.